SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

AMERICAN INDEPENDENCE CORP.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

026760 40 5
(CUSIP Number)

Mr. David T. Kettig
485 Madison Avenue, 14th Floor
New York, NY 10022
(212) 355-4141
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2016
(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP NO. 026760 40 5		
1.	Names of Reporting Persons. Independence Holding Company		
2.	Check the Appropriate Box if a Member of a Group (see Instructions)		(a) x (b) ☐
3.	SEC Use Only		
4.	Source of Funds (see Instructions) N/A		
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,800,795	
	8.	Shared Voting Power 0	
	9.	Sole Dispositive Power 2,800,795	
	10.	Shared Dispositive Power 0	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,423,151(1)		
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row 11 91.43 % (2)		
14.	Type Of Reporting Person (See Instructions) HC, CO		

(1) Of the shares reported, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Independence Holding Company hereby disclaims beneficial ownership as to the 4,622,356 shares owned by its indirect, wholly owned subsidiary, Madison Investors Corporation.

(2) Represents the percentage ownership based on 8,118,551 shares of common stock issued and outstanding as of June 15, 2016, as reported on the Schedule 13e-3 filed with the SEC on June 27, 2016.

	CUSIP NO. 026760 40 5		
1.	Names of Reporting Persons. Madison Investors Corporation		
2.	Check the Appropriate Box if a Member of a Group (see Instructions)		(a) x (b) ☐
3.	SEC Use Only		
4.	Source of Funds (see Instructions) N/A		
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,622,356	
	8.	Shared Voting Power 0	
	9.	Sole Dispositive Power 4,622,356	
	10.	Shared Dispositive Power 0	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,622,356		
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row 11 56.93%*		
14.	Type Of Reporting Person (See Instructions) CO		

* Represents the percentage ownership based on 8,118,551 shares of common stock issued and outstanding as of June 15, 2016, as reported on the Schedule 13e-3 filed with the SEC on June 27, 2016.

This Amendment No. 18 to Schedule 13D is filed by Independence Holding Company, a Delaware corporation ("IHC"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934. This Amendment No. 18 to Schedule 13D amends and supplements the Schedule 13D (as previously amended, the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") on August 8, 2002 relating to the common stock, par value $0.01 per share (the "Common Stock"), of American Independence Corp., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following to the end thereof:

On January 4, 2016, the Board of Directors of IHC (the "Board") preliminarily determined to take the steps necessary to take the Company private. On February 1, 2016, IHC engaged Duff & Phelps, LLC to obtain a valuation analysis. Duff & Phelps' valuation was based on an analysis of (i) discounted cash flow and (ii) selected public companies. Based on its analysis, Duff & Phelps provided a concluded per share price range of $22.99 to $24.74. At a special meeting of the Board held on June 20, 2016, the directors unanimously approved taking the Company private by way of a short form merger under which the minority shareholders (other than the shareholders exercising their appraisal rights) would receive $24.74 per share. On June 27, 2016, the Board filed a Schedule 13e-3 with the SEC.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

99.5   Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 30, 2016

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert
    Teresa A. Herbert
    Chief Financial Officer and Senior Vice President

MADISON INVESTORS CORPORATION

By: /s/ David T. Kettig
    David T. Kettig
    Senior Vice President

EXHIBIT 99.5

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Amendment to Schedule 13D (the "Amendment") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 30, 2016.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert
      Teresa A. Herbert
      Chief Financial Officer and Senior Vice President

MADISON INVESTORS CORPORATION

By: /s/ David T. Kettig
      David T. Kettig
      Senior Vice President